Filed pursuant to Rule 424(b)(3)
File No. 333-268405 and 377-06056
AG TWIN BROOK CAPITAL INCOME FUND
SUPPLEMENT NO. 3 DATED MAY 22, 2023
TO THE PROSPECTUS DATED JANUARY 11, 2023

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of AG Twin Brook Capital Income Fund (“we,” “us,” “our,” or the “Fund”), dated January 11, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is:

•to provide an update regarding the pending merger of the Fund and AG Twin Brook BDC, Inc., a Delaware corporation (“AGTB”).

Merger of AG Twin Brook Capital Income Fund and AG Twin Brook BDC, Inc.

Agreement and Plan of Merger

On May 19, 2023, the Fund entered into an Agreement and Plan of Merger (“Merger Agreement”) with AGTB. The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, at the effective time of the merger (the “Effective Time”), AGTB will merge with and into the Fund, with the Fund continuing as the surviving company (the “Transaction”). AGTB is an affiliated, privately offered business development company (“BDC”) managed by AG Twin Brook Manager, LLC (“AGTB Adviser”), an affiliate of Angelo, Gordon & Co., L.P. (“Angelo Gordon”). The Fund is a publicly offered, non-exchange traded BDC managed by AGTB Fund Manager, LLC (“TCAP Adviser”), an affiliate of Angelo Gordon, with substantially the same investment objective as AGTB.

The Board of Trustees of the Fund and the Board of Directors of AGTB (each, a “Board”), in each case, including the majority of the trustees/directors who are not “interested persons” (as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”)), approved the Merger Agreement and the transactions contemplated thereby, including the Transaction, consistent with the requirements under Rule 17a-8 of the 1940 Act.

Transaction Consideration

Subject to the terms and conditions of the Merger Agreement, at the closing of the Transaction (the “Closing”), each share of AGTB common stock will receive, in respect of all of the issued and outstanding shares of common stock, par value $0.001 per share, of AGTB (“AGTB Common Stock”) as of the Effective Time, an amount of cash equal to the AGTB Per Share NAV (as defined below), without interest (the “Per Share Consideration” and, in the aggregate, the “Consideration”), subject to any applicable withholding taxes. Each share of AGTB Common Stock outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive the Per Share Consideration and, without any action by the holders of such shares of AGTB Common Stock, such shares of AGTB Common Stock will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each share will thereafter represent only the right to receive the Per Share Consideration to be paid in accordance with the terms of the Merger Agreement.

Under the Merger Agreement, on a date (the “Determination Date”) which is no earlier than 48-hours prior to the Effective Time, AGTB will deliver to the Fund a calculation of its estimated net asset value (“NAV”) calculated in good faith as of the Determination Date and based on the same assumptions and methodologies, and applying the same categories of adjustments to NAV (except as may be mutually agreed by the Fund and AGTB), historically used by AGTB in preparing the calculation of the NAV per share of AGTB Common Stock (with an accrual for any dividend declared by AGTB and not yet paid) (the “Closing NAV”). AGTB shall update the calculation of the Closing NAV in the event that the Closing is subsequently materially delayed or there is a material change to the Closing NAV prior to the Closing (including any dividend declared after the Determination Date but prior to Closing) and as needed to ensure the Closing NAV is determined within 48-hours (excluding Sundays and holidays) prior to the Effective Time. The Board of Directors of AGTB shall be required to approve, and the chief executive officer, chief financial officer or president (or any vice president) of AGTB shall certify in writing to the Fund, the calculation of the Closing NAV.

“AGTB Per Share NAV” means the quotient of (i) the Closing NAV divided by (ii) the number of AGTB Common Stock issued and outstanding as of the Determination Date.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties by each of the Fund and AGTB. The Merger Agreement also contains customary covenants, including, among others, covenants relating to the operation of each of the Fund’s and AGTB’s businesses during the period prior to the closing of the Transaction. The Fund and AGTB have agreed to convene and hold special meetings for the purpose of obtaining the approvals required of the Fund’s shareholders and AGTB’s stockholders, respectively, and have agreed to recommend that the respective holders approve the applicable proposals.

Pursuant to the Merger Agreement, the Fund and AGTB will consummate the Transaction by filing a certificate of merger with the Secretary of State of the State of Delaware on the date of the Effective Time.

The Merger Agreement contains customary non-solicitation and other provisions that, subject to limited exceptions, limit AGTB’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of AGTB. AGTB can consider and participate in discussions and negotiations with respect to an alternative proposal only in limited circumstances so long as certain notice and other procedural requirements are satisfied. In addition, subject to certain procedural requirements (including the ability of the Fund to revise its offer) and in some instances a Termination Fee (as defined below) paid to the Fund by a third party, AGTB may terminate the Merger Agreement and enter into an agreement with a third party that makes a superior proposal. These provisions may discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of AGTB from considering or proposing that acquisition even if it were prepared to pay consideration with a higher NAV per share than that proposed in connection with the Transaction.

Assumption of Liabilities

In connection with the Transaction, the Fund will be liable for all of the known and unknown liabilities and obligations of AGTB, and any claim or judgment against AGTB may be enforced against the Fund in accordance with applicable law.

AGTB has no known liabilities of a material amount, contingent or otherwise, other than those shown on the statements of assets and liabilities as of March 31, 2023 and for the fiscal year ended December 31, 2022, or those incurred in the ordinary course of its business, since March 31, 2023 and those incurred or to be incurred in connection with the Transaction.

Conditions to the Transaction

Consummation of the Transaction, which is currently anticipated to occur in July 2023, is subject to certain closing conditions, including (1) requisite approvals of the Fund’s shareholders and AGTB’s stockholders, (2) the absence of certain legal impediments to the consummation of the Transaction, (3) any required regulatory approvals, (4) the absence of certain governmental impediments to the consummation of the Transaction, (5) determinations of the Closing NAV in accordance with the terms of the Merger Agreement, and (6) subject to certain exceptions, the accuracy of the representations and warranties and compliance with the covenants of each party to the Merger Agreement.

Termination

The Merger Agreement also contains certain termination rights, including if the Effective Time does not occur on or prior to one year after the Merger Agreement is signed or if the requisite approvals of the Fund’s shareholders or AGTB’s stockholders are not obtained. The Merger Agreement provides that, in connection with the termination of the Merger Agreement under specified circumstances, the Fund may be entitled to receive from a third party a termination fee (the “Termination Fee”) of $5.9 million, or approximately 3% of AGTB’s NAV as of March 31, 2023.

General

The foregoing summary description of the Merger Agreement and the transactions contemplated thereby is not intended to provide any other information about the parties thereto or their respective subsidiaries and affiliates. The Merger Agreement contains representations, warranties, covenants and agreements that were made only for purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement (except as may be expressly set forth in the Merger Agreement); may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders should not rely on such representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the parties to the Merger Agreement.

Forward-Looking Statements

Some of the statements in this document constitute forward-looking statements because they relate to future events, future performance or financial condition or the Transaction. The forward-looking statements may include statements as to: future operating results of the Fund and AGTB and distribution projections; business prospects of the Fund and AGTB and the prospects of their portfolio companies; and the impact of the investments that the Fund and AGTB expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this document involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Transaction closing; (ii) the expected synergies and savings associated with the Transaction; (iii) the ability to realize the anticipated benefits of the Transaction, including the expected elimination of certain expenses and costs due to the Transaction; (iv) the percentage of Fund shareholders and AGTB stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that litigation in connection with the Transaction may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) risks associated with possible disruption in the operations of the Fund and AGTB or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in the Fund’s and AGTB’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in AGTB’s and the Fund’s publicly disseminated documents and filings. The Fund and AGTB have based the forward-looking statements included in this document on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although the Fund and AGTB undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that the Fund and AGTB in the future may file with the Securities and Exchange Commission (“SEC”), including a proxy statement in preliminary and definitive form, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

3